Exhibit 99.1

REE AUTOMOTIVE ANNOUNCES FIRST QUARTER 2023 FINANCIAL RESULTS

Continued growth in authorized dealer network and orders, on track for initial production and pilot deliveries by the end of 2023

TEL AVIV – May 23, 2023 – REE Automotive Ltd. (NASDAQ: REE) (“REE” or the “Company”), an automotive technology leader and provider of electric vehicle (EV) platforms, today announced its financial results for the first quarter ended March 31, 2023, through a shareholder letter posted on the company’s investor relations website at https://investors.ree.auto.

The company will also hold a conference call today, May 23 at 8:30 a.m. ET. The live webcast of the conference call can be accessed on the Investors section of the Company’s website. Click here for webcast URL. For the telephone conference online registration click here.

1Q23 Highlights:

●	REE remains focused on zero emission Class 3-5 vehicles built on its P7 platforms; ongoing activities support previously announced planned certification completion in 2H23; initial pilot vehicle deliveries to customers targeted to begin by the end of year 2023.
●	Expands dealer network in the US, with eight dealers and three fleet customers, with initial orders of approximately 100 vehicles[1] which are designed to meet the growing demand in part driven by the Advanced Clean Fleet (ACF) regulation. These dealers also facilitate relationships and adoption by fleets, which we believe could purchase hundreds or thousands of vehicles per year.
●	Company announces two-phase production road map; Phase 1 anticipates production of vehicles in the low hundreds in 2024, with breakeven gross margin on a unit level by the end of that year. Phase 2 targets production in low - mid thousands of vehicles and breakeven EBITDA by the end of 2025.
●	Company ended fiscal 1Q23 with liquidity of $126 million with no debt; anticipates liquidity of $65 million at year end, following the production of initial 25 P7 vehicles for internal testing and pilot deliveries.

About REE

REE Automotive (Nasdaq: REE) is an automotive technology company that allows companies to build any size or shape of electric vehicle on their modular platforms. With complete design freedom, vehicles Powered by REE are equipped with the revolutionary REEcorner, which packs critical vehicle components (steering, braking, suspension, powertrain and control) into a single compact module positioned between the chassis and the wheel, enabling REE to build the industry’s flattest EV platforms with more room for passengers, cargo and batteries. REE platforms are future proofed, autonomous capable, offer a low TCO, and drastically reduce the time to market for fleets looking to electrify. To learn more visit www.ree.auto.

Contacts

Investors

Kamal Hamid
VP Investor Relations | REE Automotive
+1 303-670-7756
investors@ree.auto

Media

Keren Shemesh
Chief Marketing Officer
media@ree.auto

[1]	The Company’s order book is determined by management based on purchase orders received by the Company. The number of vehicles included in the order book as of May 22, 2023 include 76 vehicles under firm orders (i.e. binding orders) and the remainder of vehicles are of orders that are binding orders with certain additional conditions as set forth in the order.

Caution About Forward-Looking Statements

This communication includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding REE or its management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to plans, projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “aim” “anticipate,” “appear,” “approximate,” “believe,” “continue,” “could,” “estimate,” “expect,” “foresee,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “would”, “designed,” “target” and similar expressions (or the negative version of such words or expressions) may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. All statements, other than statements of historical facts, may be forward-looking statements. Forward-looking statements in this communication may include, among other things, statements about REE’s strategic and business plans, technology, relationships, objectives and expectations for our business, the impact of trends on and interest in our business, intellectual property or product and its future results, operations and financial performance and condition.

These forward-looking statements are based on information available as of the date of this communication and current expectations, forecasts, and assumptions. Although REE believes that the expectations reflected in forward-looking statements are reasonable, such statements involve an unknown number of risks, uncertainties, judgments, and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements. These factors are difficult to predict accurately and may be beyond REE’s control. Forward-looking statements in this communication speak only as of the date made and REE undertakes no obligation to update its forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur.

Uncertainties and risk factors that could affect REE’s future performance and could cause actual results to differ include, but are not limited to: REE’s ability to commercialize its strategic plan, including its plan to successfully evaluate, produce and market its newest medium-duty electric box truck built on a P7 platform, as discussed in this press release; REE’s ability to maintain and advance relationships with current Tier 1 suppliers and strategic partners; development of REE’s advanced prototypes into marketable products; REE’s ability to grow and scale manufacturing capacity through relationships with Tier 1 suppliers; REE’s estimates of unit sales, expenses and profitability and underlying assumptions; REE’s reliance on its UK Engineering Center of Excellence for the design, validation, verification, testing and homologation of its products; REE’s limited operating history; risks associated with plans for REE’s initial commercial production; REE’s dependence on potential suppliers, some of which will be single or limited source; development of the market for commercial EVs; intense competition in the e-mobility space, including with competitors who have significantly more resources; risks related to the fact that REE is incorporated in Israel and governed by Israeli law; REE’s ability to make continued investments in its platform; the impact of the ongoing COVID-19 pandemic and any other worldwide health epidemics or outbreaks that may arise; and adverse global conditions, including macroeconomic and geopolitical uncertainty; the need to attract, train and retain highly-skilled technical workforce; changes in laws and regulations that impact REE; REE’s ability to enforce, protect and maintain intellectual property rights; REE’s ability to retain engineers and other highly qualified employees to further its goals; and other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in REE’s annual report filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 28, 2023 and in subsequent filings with the SEC.